UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Distributed Energy Systems Corp.
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
25475V104
(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 6, 2008
Date of Event Which Requires Filing of This Statement
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perseus Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		70,444,753[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,444,753[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

70,444,753[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.81%[2]

14	TYPE OF REPORTING PERSON

PN

[1]	This number represents the maximum number of shares of common stock of Distributed Energy Systems Corp. (the “Issuer”) that potentially could be issued to Perseus Partners VII, L.P. (“Perseus VII”) in connection with: (1) the exercise of a warrant that was issued on June 1, 2007 (the “Initial Warrant”), (2) the exercise of a warrant that was issued on August 24, 2007 (the “Subsequent Warrant”, and together with the Initial Warrant, the “Warrants”), (3) the conversion of a senior secured convertible promissory note that was issued on August 24, 2007 (the “Original Note”) and senior secured convertible promissory notes that were issued as payment for interest due on the Original Note (the “PIK Notes”, and together with the Original Note, the “Perseus Notes”), and (4) the vested restricted shares of the Issuer’s common stock (the “Vested Restricted Stock”) and the vested non-qualified stock options (the “Vested Options”, and together with the Vested Restricted Stock, the “Vested Securities”) issued to John C. Fox and Michael L. Miller as directors of the Issuer. For additional information, see the narrative portion of the cover page and Item 4 of this Amendment No. 2 to the Schedule 13D filed on June 11, 2007 (this “Amendment”).

[2]	This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Amendment (70,444,753 shares) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding as of November 2, 2007, as reported by the Issuer in its Form 10-Q that was filed on November 9, 2007 (39,948,982) shares) and (ii) the total number of shares of the Issuer’s common stock being reported in this Amendment (70,444,753 shares).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank H. Pearl[3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		70,444,753[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

70,444,753[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

70,444,753[4]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.81%[5]

14	TYPE OF REPORTING PERSON

IN

[3]	All of the securities reported herein are held directly for the account of Perseus VII. Frank H. Pearl has been included in this Amendment solely because of the indirect control he exercises over Perseus VII. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Amendment.

[4]	See Footnote #1.

[5]	See Footnote #2.

     The original statement on Schedule 13D as filed on June 11, 2007 (the “Schedule 13D”) and amended on August 30, 2007 (“Amendment No. 1”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Distributed Energy Systems Corp., a Delaware corporation (“DESC” or the “Issuer”), is hereby amended as set forth in this Amendment No. 2 (this “Amendment”, and together with the Schedule 13D and Amendment No. 1, this “Statement”).
     This Amendment is being filed jointly by Perseus Partners VII, L.P. (“Perseus VII”) and Frank H. Pearl (“Mr. Pearl,” and together with Perseus VII, the “Reporting Persons,” and each a, “Reporting Person”) to report the acquisition of the following additional securities of the Issuer by the Reporting Persons since the date of the filing of Amendment No. 1, which upon full conversion and exercise would, in the aggregate, constitute a change equal to or greater than one percent of the outstanding shares of Common Stock of the Issuer:
(1)	As previously reported on a Form 4 filed on September 21, 2007 for each of John C. Fox and Michael L. Miller, on August 24, 2007, the Issuer granted to Mr. Fox and Mr. Miller in their capacity as directors of the Issuer, 13,373 shares of restricted stock for an aggregate total of 26,746 shares of restricted stock (the “Restricted Stock”). These shares vest monthly over one year. As of the date of this Statement, 8,912 shares of the Restricted Stock have vested (the “Vested Restricted Stock”) and are included in the securities reported in this Statement.

(2)	As previously reported on a Form 4 filed on October 2, 2007 for Mr. Fox, on October 1, 2007, the Issuer granted to Mr. Fox in his capacity as a director of the Issuer, 700 non-qualified stock options with an exercise price of $0.84 to buy 700 shares of the Issuer’s Common Stock (the “October Options”). These options vested at the time of their grant.

(3)	As previously reported on a Form 4 filed on October 2, 2007 for the Reporting Persons, the Issuer elected on October 1, 2007 to issue to Perseus VII a $190,068.49 senior secured convertible promissory note (the “First PIK Note”) as payment for interest due and payable to Perseus VII on the $15,000,000 senior secured convertible promissory note that was issued to Perseus VII in a transaction that closed on August 24, 2007 (the “Original Note”, and together with the First PIK Note, the “Existing Notes”). The First PIK Note is convertible, at Perseus VII’s option, into 333,453 shares of the Issuer’s Common Stock.

(4)	As previously reported on a Form 4 filed on January 2, 2008 for the Reporting Persons, the Issuer elected on January 1, 2008 to issue to Perseus VII a $478,591.20 senior secured convertible promissory note (the “Second PIK Note”, and together with the Existing Notes, the “Perseus Notes”) as payment for interest due and payable to Perseus VII on the Existing Notes. The Second PIK Note is convertible, at Perseus VII’s option, into 839,633 shares of the Issuer’s Common Stock. The Perseus Notes mature on November 30, 2008.

(5)	As previously reported on a Form 4 filed on January 4, 2008 for each of Mr. Fox and Mr. Miller, on January 2, 2008, the Issuer granted to Mr. Fox and Mr. Miller in their capacity as directors of the Issuer, 700 non-qualified stock options and 1,400 non-qualified stock options, respectively, for an aggregate total of 2,100 non-qualified stock options with an exercise price of $0.40, to buy 2,100 shares of the Issuer’s Common Stock (the “January Options”, and together with the October Options, the “Options”). These options vested at the time of their grant.
     All of the Restricted Stock and Option grants described in this Amendment were granted pursuant to the Issuer’s Board of Directors Compensation program.
     This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and all previous amendments thereto. Except as disclosed in and expressly amended by this Amendment, all information set forth in the Schedule 13D and all previous amendments thereto is unchanged by this Amendment.
     Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended as follows:
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 3 is amended to add the following information:
     The First PIK Note and the Second PIK Note (collectively, the “PIK Notes”) were issued as payment for interest due and payable to Perseus VII. The Restricted Stock and the Options were issued as compensation for service by Mr. Fox and Mr. Miller as directors of the Issuer, nominated by Perseus VII. Perseus VII paid no additional consideration for any of the PIK Notes, the Restricted Stock or the Options.
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 is amended to add the following information to item (a):
(a)	The acquisition by any person of additional securities of the Issuer.
     During the period covered by this Statement, the Issuer (i) issued the PIK Notes to Perseus VII as payment for interest due on the Original Note and (ii) granted the Vested Restricted Stock and the Options to Perseus VII’s two nominees on the Issuer’s Board of Directors (the “Board”), Mr. Fox and Mr. Miller.
     On September 21, 2007 the Issuer granted to each of Mr. Fox and Mr. Miller in their capacity as directors of the Issuer 20,000 non-qualified stock options to buy 20,000 shares of the Issuer’s Common Stock at an exercise price of $0.74 for an aggregate total of 40,000 options. These options vest in their entirety in three years (the “Unvested Options”, and together with those shares of the Restricted Stock which have not yet vested, the “Unvested Securities”). Each of Mr. Fox and Mr. Miller hold any options or shares of restricted common stock issued to them as nominees for Perseus VII and disclaim beneficial ownership thereof, except to the extent they may have any pecuniary interest therein. All of the grants of Unvested Securities described in this Amendment were granted pursuant to the Issuer’s Board of Directors Compensation program.
     As reported on a Current Report on Form 8-K dated November 21, 2007, Mr. Miller resigned as a director of the Issuer effective November 21, 2007. Upon his resignation, Mr. Miller forfeited all of the Unvested Securities granted to him.
     Assuming that all Unvested Securities granted to Mr. Fox vest and all Unvested Options are fully exercised, Perseus VII would receive an additional 27,803 shares of the Issuer’s Common Stock.
     All additional securities reported above were acquired for investment purposes only.
     Additionally, Perseus VII is considering making an additional very limited investment in the Issuer in the coming weeks. If this investment occurs, it is likely that Perseus VII will receive additional secured convertible promissory notes and/or warrants to purchase the Issuer’s Common Stock in exchange for its investment.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is amended and restated in its entirety to read as follows:
     (a) Each of the Reporting Persons may be deemed to beneficially own an aggregate of 70,444,753 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Reporting Persons could beneficially own, assuming full exercise of the Warrants and the Options and full conversion of the Perseus Notes as of the date of this Statement.
     In its Form 10-Q filed with the SEC on November 9, 2007, the Issuer disclosed that there were 39,948,982 shares of Common Stock outstanding on November 2, 2007. Therefore, the shares of Common Stock beneficially owned by the Reporting Persons represent approximately 63.81% of the Issuer’s outstanding Common Stock.6
     (b) Perseus VII will have sole voting and dispositive power with respect to the 70,444,753 shares of Common Stock beneficially owned by Perseus VII.
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of Amendment No. 1, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 70,444,753 shares of Common Stock beneficially owned by Perseus VII.
     (c) Not applicable.

[6]	See footnote No. 2.

     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
     Item 7 is amended to include the following exhibits:
Exhibit 1 – Joint Filing Agreement, dated June 11, 2007, by and between Perseus Partners VII, L.P. and Frank H. Pearl, filed with the Schedule 13D, dated June 11, 2007.
Exhibit 2 – Securities Purchase Agreement, dated May 10, 2007, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 3 – Registration Rights Agreement, dated June 1, 2007, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 4 – Senior Secured Promissory Note, dated June 1, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 5 – Initial Investment Warrant, dated June 1, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with the Schedule 13D, dated June 11, 2007.
Exhibit 7 — Senior Secured Convertible Promissory Note, dated August 24, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with Amendment No. 1, dated August 30, 2007.
Exhibit 8 — Subsequent Investment Warrant, dated August 24, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed with Amendment No. 1, dated August 30, 2007.
Exhibit 24 – Power of Attorney, dated December 6, 2007, appointing Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl, filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 6, 2008.	PERSEUS PARTNERS VII, L.P.

	By:	Perseus Partners VII GP, L.P.,
its general partner

	By:	Perseus Partners VII GP, L.L.C.,
its general partner

/s/ Kenneth M. Socha

Its: Senior Managing Director

FRANK H. PEARL

/s/ Kenneth M. Socha

Kenneth M. Socha, Attorney-In-Fact